UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: May 22, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

Cellectis S.A. (the “Company”) will hold its Combined General Meeting of Shareholders on June 27, 2023 beginning at 2:30 p.m. (Paris time) at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

The Company’s Notice of Combined General Meeting of Shareholders, which is attached as an Exhibit hereto, is incorporated by reference herein.

EXHIBITS

Exhibit	Title

99.1	Notice of Combined General Meeting of Shareholders (including Text of Resolutions)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

May 22, 2023	By:	/s/ André Choulika
André Choulika
Chief Executive Officer